  Exhibit 99.153

ENCORE ENERGY ANNOUNCES SHARE CONSOLIDATION IN CONNECTION WITH PROPOSED LISTING ON NASDAQ

TSX.V: EU

OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, Sept. 12, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) today announced that in connection with the application to list its common shares on The Nasdaq Stock Market LLC (“Nasdaq”), it will consolidate its common shares on a one (1) post-consolidation share for every three (3) current shares basis (the “Share Consolidation”). The common shares will trade on the TSX Venture Exchange on a post-consolidated basis effective at the open of markets on September 14, 2022.

Highlights include:

●	Uplisting from OTC to Nasdaq provides growth-oriented companies greater exposure to the largest capital market in the world;

●	The resulting smaller share count and higher share price is more palatable to U.S. institutional investors. The revised capital structure and resulting higher share price may provide increased ability for U.S. institutional investors to become shareholders of enCore;

●	Target date of September 14, 2022 for share consolidation noting the Company is actively working to complete the Nasdaq listing.

enCore’s Executive Chairman William M. Sheriff said, “The decision to list on the Nasdaq will provide enCore with greater visibility through a leading capital market trading platform that is suited for growth-oriented companies like enCore. With the commissioning of the Rosita Uranium Processing Plant to be completed in 2022 and planned production in 2023, increased exposure to the largest market in the world coincides with 2023 cash flow. enCore is well positioned to provide a reliable, low carbon and domestic supply of fuel for the growing nuclear energy sector. This marks another important step in enCore’s growth as it continues its work to become a leading United States ISR uranium development company.”

The Company currently has 322,822,741 common shares issued and outstanding. Following the Share Consolidation, the Company will have approximately 107,607,580 common shares issued and outstanding prior to rounding for fractional shares. The Share Consolidation was approved by the board of directors of the Company as part of the Nasdaq listing process

The exercise price and the number of common shares issuable under any of the Company’s outstanding warrants, stock options or other convertible securities will be proportionately adjusted upon the Consolidation. No fractional shares will be issued as a result of the Share Consolidation. All fractions of common shares will be rounded up or down to the nearest whole number. No cash consideration will be paid in respect of fractional shares.

Upon completion of the Share Consolidation, a letter of transmittal will be sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or DRS statements evidencing their pre-consolidated common shares for new share certificates or new DRS statements representing the number of post-consolidated common shares to which they are entitled. No action is required by non-registered shareholders (shareholders who hold their shares through an intermediary) to effect the Share Consolidation.

While the Company has applied for listing on Nasdaq, completion of a listing is subject to final regulatory approvals and the satisfaction of applicable listing requirements. There can be no assurance that a listing will be completed. When a listing is completed it is contemplated that the common shares of the Company would be dually listed and continue to trade in Canada on the TSX Venture Exchange under the symbol EU.

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the prospects of listing on the Nasdaq and associated benefits. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the completion of the Nasdaq listing process and meeting related listing requirements, in addition to risks related to the advancement of our business, including general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: Please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 12-SEP-22